[Letterhead of Sutherland Asbill & Brennan LLP]
July 8, 2009
VIA E-MAIL & EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Registration Statement on Form N-2 filed on June 4, 2009 File No. 333-159720
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated July 2, 2009. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. References to the Company’s registration statement on Form N-2 (the “Registration Statement”) contained herein are to the pre-effective amendment No. 1 to the Company’s registration statement on Form N-2 that has been filed with the SEC on the date hereof.
Prospectus
Registration Statement
1.	If the Company proposes an offering from this registration statement shortly after its effectiveness, it should file, as part of its next pre-effective amendment, the form of prospectus supplement that the Company intends to use with that offering.

The Company represents to the Staff that it will file a form of prospectus supplement as part of the Registration Statement in a pre-effective amendment.

Mr. Dominic Minore
July 8, 2009

Prospectus Cover Page
2.	Expand the fourth paragraph to identify for each of Fifth Street Management LLC’s principals the minimum number of years of experience lending to and investing in small and mid-sized companies.

The Company advises the staff that the biographies of the principals of Fifth Street Management, including their experience lending to and investing in small and mid-sized companies, are included in the Registration Statement. In addition, the Company has revised the Registration Statement to include a cross reference to the biographies of the principals of Fifth Street Management in the section entitled “Prospectus Summary” on page 2 of the Registration Statement. See pages 65 and 69 of the Registration Statement.

3.	Revise the fifth paragraph so that the last reported sale price and the net asset value per share of the common stock of the Company is instead presented as of a recent same date.

As you are aware, business development companies have universally adopted the practice of determining the net asset value (“NAV”) of their shares of common stock as of the end of each of their fiscal quarters. We believe that this practice developed because it dovetails with the requirement that a business development company must file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934. For example, a business development company with a September 30 fiscal year end, would be required to file with the SEC quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and December 31 of each fiscal quarter and an annual report on Form 10-K for the year ended September 30 of each fiscal year.

This practice reflects the reality of the significant time and expense expended by business development companies in determining the fair value of their investment portfolios, which are primarily composed of securities issued by private companies. For its part, the Company’s Board of Directors undertakes the following multi-step valuation process each quarter in connection with determining the fair value of its investments:
•	The Company’s quarterly valuation process begins with each portfolio company or investment being initially valued by the deal team within the Company’s investment adviser responsible for the portfolio investment;

•	Preliminary valuations are then reviewed and discussed with the principals of the Company’s investment adviser;

•	Separately, an independent valuation firm engaged by the Board of Directors prepares preliminary valuations on a selected basis and submits a report to the Company;

Mr. Dominic Minore
July 8, 2009

•	The deal team compares and contrasts their preliminary valuations to the report of the independent valuation firm and resolves any differences;

•	The deal team prepares a final valuation report for the Valuation Committee;

•	The Valuation Committee of the Board of Directors reviews the preliminary valuations, and the deal team responds and supplements the preliminary valuations to reflect any comments provided by the Valuation Committee;

•	The Valuation Committee makes a recommendation to the Board of Directors; and

•	The Board of Directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith.
The Company has not yet determined its net asset value per share as of June 30, 2009 because the quarter has just ended and it has not completed the process of determining the fair value of its portfolio investments, which includes the lengthy process described above. In light of the foregoing, the Company is unable to state the net asset value per share of the Company’s common stock as of a date more recent than March 31, 2009.
Business Strategy
4.	Expand the fifth bullet to state that there can be no assurances that the Company will be able to structure successfully its investments to minimize risk of loss and achieve risk-adjusted returns.

The Company has revised the disclosure accordingly. See pages 3 and 51 of the Registration Statement.
Recent Developments
5.	Expand the last paragraph to identify the approximate amount of time remaining to complete the SBIC licensing process. Also disclose whether the SBIC subsidiary will be a wholly-owned subsidiary of the Company and whether the SBIC subsidiary will be a BDC or, if it will not be a BDC, describe the types of investments that it will make. Also identify the capitalization requirements of the SBIC subsidiary that the Company expects to establish.

Mr. Dominic Minore
July 8, 2009

The Company cannot state with any certainty the approximate amount of time remaining to complete the SBIC licensing process. The Company has met with the SBA’s investment committee, received a “go forth” letter from the SBA indicating that it has passed the first part of the application process and is now authorized to file a formal licensing application with the SBA, and has filed its formal licensing application with the SBA. The amount of time remaining to complete the SBIC licensing process depends on the timing of the SBA’s review of the Company’s formal licensing application.

Although the Company remains cautiously optimistic that it will complete the licensing process, the Company cannot give a certain time frame for completing the application process and believes that it could be misleading to make any assumptions on the time frame. The Company also can provide no assurance that it will receive a license for an SBIC. The Company has otherwise revised the “Recent Development” section on page 3 of the Registration Statement accordingly.
The Offering- Management Arrangements
6.	Highlight the amount of management, incentive and administration fees that the Company pays.
The Company has added a cross reference to the Fees and Expenses table to highlight the amount of management, incentive and administration fees that the Company pays. See page 5 of the Registration Statement.
Dividend Reinvestment Plan
7.	Indicate how non-cash in-kind distributions are treated for purposes of the dividend reinvestment plan.
The Company advises the Staff that the Company’s dividend reinvestment plan does not apply to non-cash in-kind distributions. Thus, such non-cash distributions are by nature not cash, and therefore cannot be used to purchase shares through the dividend reinvestment plan. The Company notes that any shares issued in connection with a stock dividend will be added to the accounts of participants in the Company’s dividend reinvestment plan with the Company’s plan administrator. The Company has revised the disclosure in the Registration Statement to clarify that its dividend reinvestment plan only applies to cash distributions. See pages 6, 9, 30 and 31 of the Registration Statement.
8.	Clarify that shareholders who do not “opt out” of the dividend reinvestment plan will not receive a corresponding cash distribution with which to pay any applicable federal, state or local taxes on reinvested dividends.

Mr. Dominic Minore
July 8, 2009

The Company has revised the disclosure accordingly. See pages 6 and 85 of the Registration Statement.
Fees and Expenses
9.	It appears that certain of the footnote references need to be reordered.

The Company has revised the disclosure accordingly. See pages 8 and 10 of the Registration Statement.

10.	Delete the phrase “borne by us” from the “Offering expenses borne by us (as a percentage of offering price) line item.

The Company has revised the disclosure accordingly. See page 8 of the Registration Statement.

11.	We note the absence of the Acquired Company Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure.

The Company may in the future make small investments in “Acquired Funds” (as such term is defined in the SEC’s Form N-2); however, the Company confirms that such investments should fall within the exception to the “Acquired Company Fees & Expenses” disclosure set forth in Form N-2, which states that “ [i]n the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.” As a result, the Company has added 0.01 percent to its “Other Expenses” percentage included in the “Fess and Expenses” table to account for such possible fees and expenses. See page 8 of the Registration Statement.

12.	Expand footnote (4) to clarify whether there will be any “claw back” if a cumulative annual hurdle rate of 10% is not realized. Disclose whether the investment adviser will be required to repay any incentive fee that is based on accrued income that the Company never actually receives.

The Company advises the Staff that it has incorporated the above disclosure into a risk factor. See page 16 of the Registration Statement.

13.	In a footnote to the “Interest payments on borrowed funds” line item, highlight the estimates and assumptions underlying the 0.24% figure.

Mr. Dominic Minore
July 8, 2009

The Company has revised the disclosure accordingly to disclose the estimates and assumptions underlying the 0.27% (as revised) figure. See page 10 of the Registration Statement.

14.	Expand footnote (5) to briefly explain how the calculation of the management fee per the investment advisory agreement, which is based on the Company’s gross assets, is converted for purposes of the fee table “as a percentage of net assets attributable to common stock” presentation of the management fee.

The Company advises the Staff that, as disclosed in footnote (5) to the “Fees and Expenses” table on page 8 of the Registration Statement, under the Company’s investment advisory agreement with its investment adviser, the base management fee portion of the Company’s “management fees” is computed based on the Company’s gross assets; however, for purposes of the “Fees and Expenses” table, the base management fee is calculated based on the Company’s net assets, which is the Company’s gross assets less any liabilities.

15.	In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

The Company has revised the disclosure accordingly. See page 10 of the Registration Statement.

16.	Revise the parenthetical contained in the third sentence of footnote (6) to state instead that any incentive fees payable during the period are taken into account when determining the “Total annual expenses” percentage.

The Company has revised the disclosure accordingly. See page 10 of the Registration Statement.

17.	Delete the last sentence of footnote (6) and instead state that the reason for presenting expenses as a percentage of net assets attributable to common shareholders is that the Company’s common shareholders bear all of the Company’s fees and expenses.

The Company has revised the disclosure accordingly. See page 10 of the Registration Statement.
Example
18.	Expand the last sentence of the first paragraph to indicate that the example also will be restated in the corresponding prospectus supplement to reflect the offering expenses of the offering.

Mr. Dominic Minore
July 8, 2009

The Company has revised the disclosure accordingly. See page 9 of the Registration Statement.
Selected Financial Data
19.	We note that the “Weighted average effective yield on investments” presentation is based on the Company’s debt investments. In your response letter, confirm that all of the Company’s investments consist exclusively of debt investments or, if they do not, then also include return on investment percentages for the entire portfolio so as to provide a more balanced presentation.

The Company advises the Staff that its equity investments account for less than 3% of its portfolio, and the Company has not exited any equity investments to date. As a result, the weighted average annualized yield on investments for the Company’s portfolio, including its equity, would not be materially different than as stated.
Risk Factors
20.	In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company‘s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

The Company confirms to the Staff that it does not have any current intention to engage in reverse repurchase agreements.

21.	Disclose whether the Company has a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Company’s assets may be invested in illiquid securities.

The Company has revised the disclosure accordingly. See page 24 of the Registration Statement.

22.	Disclose that should the Company issue preferred stock as a means of leverage, all of the costs of offering and servicing preferred stock, including dividend payments, will be borne entirely by the Company’s common shareholders. Also disclose that the interests of the preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of preferred shares to receive dividends will also be senior to those of the holders of common shares.

Mr. Dominic Minore
July 8, 2009

The Company has revised the disclosure accordingly. See page 18 of the Registration Statement.

23.	In your response letter, confirm that the Company will not invest in foreign issuers. In the alternative, provide appropriate risk disclosure, including applicable emerging market issuer disclosure.

The Company has added appropriate risk disclosure to the Registration Statement. See page 26 of the Registration Statement.
Our incentive fee may induce our incentive adviser to make speculative investments.
24.	Briefly highlight how the Company’s Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that the Company’s investment adviser also controls the timing of when capital gains and losses will be realized on the Company‘s investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company’s shareholders.

The Company advises the Staff that the Company’s Board of Director’s will not be able monitor such activities given the subjective nature of its investment adviser’s decisions. As a result, the Company has added disclosure to such effect in the Registration Statement. See page 16 of the Registration Statement.

25.	Disclose how the Company’s Board of Directors will monitor the potential for the investment adviser to manipulate income so as to recognize income in quarters where the hurdle rate is exceeded.

The Company advises the Staff that the Board will not be able monitor such activities given the subjective nature of its investment adviser’s decisions. As a result, the Company has added disclosure to such effect in the Registration Statement. See page 16 of the Registration Statement.

26.	The disclosure contained in the last two sentences of the first paragraph should instead be included in a separately captioned risk factor. The risk factor should also disclose how the Company’s Board of Directors will monitor the conflict of interest described in the penultimate sentence of the first paragraph.

The Company has added a new risk factor accordingly. See the risk factor entitled “Our base management fee may induce our investment adviser to incur leverage,” on page 17 of the Registration Statement. The Company advises the Staff that the Board will not be able monitor such activities given the subjective nature of its investment adviser’s decisions. As a result, the Company has added

Mr. Dominic Minore
July 8, 2009

disclosure to such effect in the Registration Statement. See page 17 of the Registration Statement.
Because we borrow money, the potential for gain or loss...
27.	Delete the references to “gain” as it does not reflect a risk to the Company or its shareholders.

The Company has revised the disclosure accordingly. See page 17 of the Registration Statement.
There are significant potential conflicts of interest ...
28.	Disclose how the Company’s investment professionals will achieve the allocation of investment opportunities “in a fair and equitable manner.” For example, will it be on a pro rata basis or will it involve a more subjective approach.

The Company advises the Staff that, to date, no such conflicts have arisen. Should such conflicts arise, the Company will handle them on a case-by-case basis and determine how to address each conflict in a fair and equitable manner.
We may in the future choose to pay dividends in our own stock ...
29.	Clarify the interrelationship, if any, between the PIK interest payments and the proposed method of distributing taxable dividends in the form of common stock of the Company.

The Company has revised the above-referenced risk factor in response to the Staff’s comment. See page 22 of the Registration Statement.
The incentive fee we pay to our investment adviser in respect of capital gains may be effectively greater than 20%.
30.	In your response letter, explain the circumstances under which the incentive fee paid in respect of capital gains may exceed 20%, as well your views as to whether this is permissible under the Investment Advisers Act.

The capital gains portion of the incentive fee is calculated and paid consistent with the requirements of Section 205(b)(3) of the Investment Advisers Act of 1940. As noted in the above-mentioned risk factor, the operation of the cumulative method of calculating the capital gains portion of the incentive fee can result, as an arithmetic matter, in a fee that is, in effect, greater than 20% on an annualized basis. See the disclosure in footnote 2 to Example 2 under the caption “Investment Advisory Agreement — Management Fee — Incentive Fee” for an example of the circumstances under which this could occur.

Mr. Dominic Minore
July 8, 2009

Regulations governing our operation as a business development company and RIC ...
31.	The disclosure contained in the third and fourth paragraphs should instead be presented in a separately captioned risk factor that highlights the Company’s ability to sell its common stock at below net asset value.

The Company has moved the third and fourth paragraphs to the beginning of the above-mentioned risk factor. The Company believes that this revision effectively emphasizes such disclosure. See page 19 of the Registration Statement.

32.	Expand the last paragraph to clarify whether or not the Company may directly or indirectly issue, through the establishment of a subsidiary or other entity, tender option bonds. If tender option bonds may be issued, then disclose that no more than 15% of the Company’s portfolio securities or other assets may be deposited, sold, or otherwise transferred in connection with, the issuance. Also disclose that, in addition to the Company’s portfolio securities or other assets that are deposited, sold or otherwise transferred, the Company will further segregate other assets in an amount at least equal to the total face amount of the securities or other interests issued by the subsidiary or other entity.

The Company advises the Staff that it has no intention of issuing tender option bonds and as a result the Company does not believe it is necessary to add disclosure to the Registration Statement.
Efforts to comply with Section 404 of the Sarbanes-Oxley Act ...
33.	In your response letter, identify with specificity the significant deficiency, and highlight what material impact, if any, that it had on the Company. Also state whether the Company’s independent auditors concur with the Company’s belief that it has corrected the significant deficiency.

The Company’s independent auditors informed the Company of their belief that the Company had a significant deficiency in its internal control over financial reporting relating to its research and application of accounting principles generally accepted in the United States of America, specifically with regard to when the Company stops the accrual of PIK and the accretion of original interest discount (“OID”) when the portfolio company valuation indicates that the PIK (and OID) is no longer collectible (realizable). The significant deficiency has not had a material impact on the Company. The Company believes that it has remediated this significant deficiency. The Company’s independent auditors will not review the adequacy of the Company’s corrective measures until the Company’s independent auditors undertake their annual audit of the Company.

Mr. Dominic Minore
July 8, 2009

The disposition of our investments may result in contingent liabilities.
34.	Clarify whether the Company sets up a segregated account when it becomes probable that it may be required to indemnify the purchasers of its investments in private securities. Also clarify whether a disposition that is subject to contingent liabilities will constitute a true sale of the private securities.

The Company advises the Staff that it does not believe that a segregated account is required to be established in connection with a determination that it is probable that the Company may be required to indemnify the purchasers of its investments in private securities. Rather, the Company believes that the effect of such determination is properly reflected in its calculation of compliance with the asset coverage requirements for senior securities as set forth in Sections 18 and 61 of the 1940 Act. The Company represents that it will appropriately account for any such determination in the calculation of its asset coverage as required to be made under the foregoing provisions. The Company has never made a disposition that was subject to contingent liabilities, and therefore has not analyzed whether such sale would constitute a true sale of the private securities.
Stockholders may incur dilution if we sell shares of our common stock.
35.	In the risk factor caption, replace the word “may” with the word “will.” Also present this risk factor in a more prominent manner by placing it toward the beginning of the risk factor section. Additionally provide a summary of the information included in prospectus section entitled “Sales of Common Stock Below Net Asset Value,” and make the cross-reference to that section more prominent.

The Company has revised the risk factor accordingly and placed it toward the beginning of the risk factor section. The Company believes that the information included in prospectus section entitled “Sales of Common Stock Below Net Asset Value” is already summarized in this risk factor, but has made the cross-reference to that section more prominent. See page 13 of the Registration Statement.
Special Note Regarding Forward-Looking Statements
36.	Also disclose that the forward-looking statements contained in the Company’s prospectus and any accompanying prospectus supplement are excluded from the safe-harbor protection provided by Section 27A of the Securities Act and that forward-looking statements contained in the Company’s periodic reports are also excluded from the safe-harbor protection provided by Section 21E of the Securities Exchange Act.

Mr. Dominic Minore
July 8, 2009

The Company has revised the disclosure accordingly. See page 29 of the Registration Statement.
Investment Valuation
37.	File the consent of Murray, Devine & Co., Inc. as an exhibit to the registration statement.

The SEC’s Division of Corporate Finance (the “Division”) has issued the following interpretive position, which is presented in a Q&A format, relating to the staff’s request:
Question: A registrant has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant’s Securities Act registration statement. Must the registrant disclose in the registration statement that it used a third party expert for this purpose? In what circumstances must the registrant disclose the name of the third party expert in its registration statement and obtain the third party’s consent to be named?
Answer: The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).
If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply

Mr. Dominic Minore
July 8, 2009

with the requirements of Securities Act Rule 436 with respect to such statement. For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.1
In accordance with the interpretive position set forth in the Q&A, the Company does not believe it is necessary to file the consent of Murray, Devine & Co. as an exhibit to the Registration Statement. In this regard, the valuation or opinion of Murray, Devine & Co. is not included or summarized in the Registration Statement. Moreover, consistent with the Q&A, although the Company’s Board of Directors considers the preliminary valuations provided by Murray, Devine & Co. in connection with determining the fair value of the Company’s investments, the Company’s Board of Directors is ultimately responsible for determining the valuation of the Company’s investments.

[1]	See Securities Act Rules, Questions and Answer of General Applicability, Question 233.02, April 24, 2009 (http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm).

Mr. Dominic Minore
July 8, 2009

38.	Disclose the meaning of the “negative assurance” that the independent third party provides with regard to the reasonableness of the valuations.

The Company has revised the Registration Statement accordingly. See pages 33 and 58 of the Registration Statement.
Payment-in-Kind (PIK) Interest
39.	Expand the disclosure to identify the nature of the PIK interest distributed to stockholders. The disclosure should discuss, but not be limited to, the following: whether it is essentially an IOU from the borrower; whether the PIK interest is transferable by the Company’s shareholder recipients; whether the PIK interest is a separate security; what the typical maturity date is for the PIK interest payment; by whom is the PIK interest payment collection enforceable; how and when does a cash basis taxpayer report PIK interest (whether it is when the PIK interest is received or when it is converted into cash); what happens when the PIK interest is never converted into cash (see, for example, the “Loans and Debt Securities Non-Accrual Status” presentation on page 35); whether the PIK interest qualifies for the Company’s dividend reinvestment program.

The Company has revised the disclosure regarding PIK interest to clarify that PIK income must be paid out to its stockholders in the form of dividends in the same way that income must be distributed, even though the Company has not yet collected the cash. As stated in the Registration Statement, PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term. The Company’s stockholders do not receive PIK interest; they receive distributions as a result of PIK interest. See page 35 of the Registration Statement.
Borrowings
40.	Clarify whether any grant of a security interest in the Company’s assets in connection with any borrowing by the Company will be limited to one-third of the Company‘s total assets.

The Company advises the Staff that it is analyzing this issue and will provide the Staff with a supplemental response to this comment.

41.	In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

The Company confirms that, except insofar as such actions are consistent with the 1940 Act, based on the advice of counsel, or permitted under the terms of any exemptive relief that the Company may in the future receive, it will not borrow from, grant security interests to, or pledge assets to affiliates.

Mr. Dominic Minore
July 8, 2009

42.	Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company’s policies.

The Company’s credit facility with Bank of Montreal contains covenants with respect to the Company’s investment policies; however, these covenants do not give Bank of Montreal rights that would be deemed to be a voting security within the meaning of Section 2(a)(42) of the 1940 Act or the interpretative positions thereunder. The Company has revised the disclosure accordingly. See page 45 of the Registration Statement.
Description of Our Securities
43.	Revise the lead-in paragraph to state that all of the material provisions of the Delaware General Corporation Law and the Company’s restated certificate of incorporation and amended and restated bylaws are summarized under this section. Expand the disclosure to add any additional material information need to conform to the requested revision.

The Company has revised the disclosure accordingly. See page 86 of the Registration Statement.
Temporary investments
44.	Disclose that a repurchase agreement is a loan.

The Company has revised the disclosure accordingly. See page 95 of the Registration Statement.
Other
45.	Revise the first paragraph to disclose instead that the Company will be subject to periodic examination by the SEC for compliance with the 1940 Act.

The Company has revised the disclosure accordingly. See page 97 of the Registration Statement.
Schedule of Investments in and Advances to Affiliates
46.	Amend the Company’s Annual Report on Form 10-K for FYE September 30, 2008, to include the Company’s Schedule of Investments in and Advances to Affiliates, as per our discussions.

The Company has filed a Form 10-K/A, which includes the Company’s Schedule of Investments in and Advances to Affiliates.

Mr. Dominic Minore
July 8, 2009

Underwriting
47.	In your response letter, confirm to the staff that each underwritten takedown from this registration statement will be submitted to FINRA for approval of the underwriting terms of the Company’s offering.

The Company confirms that each underwritten takedown from the Registration Statement will be submitted to FINRA for approval of the underwriting terms of the Company’s offering.

48.	In your response letter, undertake to include in a prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company undertakes to include in a prospectus supplement, as applicable, under a section captioned “Underwriting” a description of the terms of any agreement that the Company will have entered into with the underwriters, and the Company will specify the nature of the services that the underwriter has provided or will provide thereunder. The Company will clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. The Company also undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement.
Undertakings
49.	Provide an undertaking to file in a post-effective amendment to the registration statement a final legality of shares opinion and consent of counsel for each takedown from the shelf registration statement.

The Company undertakes to file in a post-effective amendment to the Registration Statement a final legality of shares opinion and consent of counsel for each takedown from the Registration Statement.

50.	Provide the undertaking required by Rule 484 of Regulation C under the Securities Act.

The Company has provided the undertaking required by Rule 484 of Regulation C under the Securities Act under Item 34 of the Registration Statement.

Mr. Dominic Minore
July 8, 2009

Closing
51.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

52.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

53.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company informs the Staff on a supplemental basis that it does not currently anticipate submitting any exemptive applications or no-action letter requests in connection with the Registration Statement. The Company also advises the Staff that, as disclosed in the Registration Statement, it has filed its formal licensing application with the SBA to license an SBIC subsidiary with the SBA. In connection with the filing of its SBA license application, the Company will apply for exemptive relief from the SEC to permit the Company to exclude senior securities issued by the SBA to the Company’s SBIC subsidiary from the Company’s consolidated asset coverage ratio; however, there can be no assurance that the Company will be granted an SBIC license.

54.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

55.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

Mr. Dominic Minore
July 8, 2009

56.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.
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     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm

Steven B. Boehm

Enclosures

cc:	Mr. Leonard M. Tannenbaum/ President and Chief Executive Officer Harry S. Pangas, Esq. Anne W. Gray, Esq.